Exhibit 99.2

Form 51–102F3

Material Change Report

Item 1.	Name and Address of Company

West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”)
858 Beatty Street, Suite 501
Vancouver, BC
V6B 1C1

Item 2.	Date of Material Change

June 6, 2022

Item 3.	News Release

A news release in respect of the material change was disseminated via Canada Newswire on June 7, 2022 prior to market open. The news release was also filed with each of the Canadian securities regulatory authorities on SEDAR and with the US Securities Exchange Commission on EDGAR.

Item 4.	Summary of Material Change

On June 7, 2022, West Fraser announced the completion of its substantial issuer bid (the “SIB”) pursuant to which it has, effective June 6, 2022, taken up and purchased for cancellation a total of 11,898,205 common shares (the “Shares”) at a price of US$95 per Share under the SIB which commenced on April 26, 2022.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

On June 7, 2022, West Fraser announced the completion of the SIB pursuant to which it has taken up and purchased for cancellation a total of 11,898,205 Shares under the SIB. The Shares were purchased for an aggregate purchase price of US$1.13 billion and represented approximately 11.7% of the total number of the Company’s issued and outstanding Shares and Class B shares at the time the SIB was announced in late April 2022. After giving effect to the SIB, the Company will have 87,473,547 Shares and 2,281,478 Class B shares issued and outstanding. No Class B shares were purchased under the SIB.

Payment for the purchased Shares will be effected by Computershare Investor Services Inc., the depositary for the SIB, by June 9, 2022 in accordance with the SIB and applicable law.

All shareholders who made auction tenders and purchase price tenders will have 100% of their successfully tendered Shares purchased by West Fraser at the purchase price.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Executive Officers

Christopher Virostek
Vice-President, Finance and Chief Financial Officer
+1 (604) 895-2745

Item 9.	Date of Report

June 7, 2022